Exhibit 21.1

SilverSun Technologies, Inc.	List of Subsidiaries

SWK Technologies, Inc.	Delaware	100% Owned
Secure Cloud Services, Inc.	Nevada	100% Owned
Critical Cyber Defense Corp.	Nevada	100% Owned
SilverSun Technology Holdings, Inc.	Delaware	100% Owned
Rhodium Entreprises Acquisition Corp.	Delaware	100% Owned
Rhodium Entreprises Acquisition LLC	Delaware	100% Owned